FILED BY SKYWORKS SOLUTIONS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: QORVO, INC.

COMMISSION FILE NO. 001-36801

Philip Brace, Chief Executive Officer and President of Skyworks Solutions, Inc., appeared on an interview with CNBC on November 5, 2025, which was aired on November 5, 2025. The following is a transcription of the interview:

Jim Cramer: Last week we learned of a big and I think long time coming merger in the semiconductor space, Skyworks Solutions buying Qorvo for $22 billion in cash and stock.

Both stocks rallied more than 5% last Tuesday. Now, normally, the arbitrage guys push the stock of the acquirer down, but the market loved the deal so much, Skyworks still rallied. Let's check in with Phil Brace, the president and CEO of Skyworks Solutions to get a better sense of the quarter and the Qorvo deal.

Mr. Brace, welcome to Mad Money.

Phil Brace: Thanks Jim. It's an exciting time to be here, and thanks for having me on. It's a great time for both Skyworks and Qorvo, so happy to be here with you.

Jim Cramer: Well, I couldn't agree more, Phil, and I think one of the amazing things is, when I saw the deal come together, I said, Oh my this is going to create a powerhouse. But I figured, because the arbitrageurs, yours would be pushed, pushed down. It didn't happen. Obviously, the market knows that you need scale. You need heft, and there are competitors overseas who want the business that you have with a lot of the cellular and also automotive, this could make it so that you are the powerhouse that people have to worry about.

Phil Brace: You know, I think one thing that really impressed me about both companies together, the companies and the products are much more complementary than I originally thought coming in, you know, I've known Bob at Qorvo for quite some time, and I really thought highly of the company. And we came in, it was like, wow, this is really complementary. And the combination of the two, and you nailed it when you first the scale is fantastic. With seven, 7.7 billion of revenue, 2.1 billion of EBITDA, and then we get access to a whole new set of markets, and defense and aerospace and automotive, IoT. I mean, the combination is just fantastic. I couldn't be more excited.

Jim Cramer: Now, one of the things that I thought was most interesting was I initially said on air, because I had not been following the companies close enough, I thought there was a lot of overlap. That's actually wrong. I mean, that you just mentioned complementary, but the truth is, you may be able to go and have a larger dollar amount per phone than you have now, which I've always felt is the best way to measure your success.

Phil Brace: Yeah, I think one thing that really was, was really became evident to me, is the complementary nature of the technology portfolio should give us increased scale, less volatility, more predictability as we go through it, and frankly, the operation side of the factory side should give us more stable gross margins. So on the mobile side, this creates a powerhouse, not just in handsets, but in RF in general, because, as I'd like to point out to everybody, the world has connected wirelessly, and that's going to remain true for as far as the eye can see, and the non-handset space, we get the defense and drones and automotive and all the other things are connected wirelessly. So for me, it's just an incredible opportunity.

Jim Cramer: Well, one of the things that that us, I think, the market got wrong the last few days, was a belief in your conference call that you basically said, Look, things are actually getting a little bit less strong as the year went on. I looked at it as being if we're going to play that game, if we're going to go month to month, we're missing the opportunity here, which is that if you create a company that's lasting, I'm wrong to think about how your largest customer may have, may or may not have a good January, correct? That's one of the purposes of doing the deal.

Phil Brace: Yeah. Look, I think from our largest customer’s point of view, right, the combined company can spend more on R&D together than we can individually as individual entities. So that's really one. Short term dynamics, look, we see very strong demand on the handset side. You've seen that with some of the press. We've seen broad demand in our broad-based markets as well. And so we benefited from increased units and mix a little bit that favored us. And so it seemed to be a good, good quarter with a good guide.

Jim Cramer: But, but you're confident about $500 million in synergies?

Phil Brace: Yeah, I think the synergies are meaningful and actionable. And when you look at synergies compared to other deals of this size, it's right in the center of the wheelhouse, we should be very confident we're delivering those. I think there are going to come mostly from look at where the overlap is, think about a lot of the SG&A side, systems and stuff like that. And then we've got some things we can do in the factory side as well. So I think the scenarios are meaningful, but they're achievable. And you know, the deal is going to be immediately accretive to our shareholders right out of the gate.

Jim Cramer: Okay, I was concerned that, and I talked this over with my colleague, David Faber who covers M&A for CNBC, that your answer about China was a little more certain than I would be in the sense that you said, don't worry about the Chinese regulators. But we know that China has gotten fickle. What kind of sureness can you give the marketplace that that China would most likely not reject this?

Phil Brace: Well, it's a good question, Jim, we do get a lot of questions from our investors about that. Let me try and give you some context. First, I feel very well advised. We've got some of the best antitrust advisors on the planet that have done some really recent things. Second off, because of the complementary nature of this, we think that we can actually create better products, and the customer support is really what's enabled that. And we look specifically at China, you mentioned, that's a very competitive market, and will continue to be a competitive market. Both Qorvo and our exposure into China has been shrinking over time. We're still going to be focused on the high-end premium space, where we think they're going to need our technology, but in general, the customer support’s been good. The combination is complementary, and we're going to take a deliberate, methodical approach to get through regulatory, and I think there should be a path here.

Jim Cramer: Good, good. I need to hear that now. I do want to know, I mean, I spend far too much time, like many others, when they analyze your company or Qorvo focused on cell phones, and don't ask now about the other question of the other businesses, as if somehow they don't matter. Can you tell me the tenor of how they're doing and how they can grow?

Phil Brace: Yeah, that's a great I mean, I think you're 100% right. We're way more than just a handset company. And look at our exposure into automotive, into data center, into IoT. Frankly, we've seen good tailwinds through those businesses over the last seven quarters, that continued into this quarter, and I think what I'm most excited about the combination is it bringing aerospace and defense, which, you know, gives us access to a whole new set of TAMs that we haven't had before. So I kind of stand back and go the world is created connected wirelessly. This is going to be true for as far as the eye can see. And this combination really adds new scale and technology that's going to enable us to capitalize on that far into the future.

Jim Cramer: One last question, do you think it's going to create jobs in America, or do you think because there's a combination, we may not be able to generate new jobs?

Phil Brace: I think that remains to be seen. My goal is to actually try and increase investment where we can to continue to be competitive. Obviously, when you go through a combination like this, there are going to be some duplications, but we're going to be thoughtful and disciplined about how we approach that, and make sure we balance getting the right cost structure, but also balancing what we need to do to invest to make sure we deliver competitive solutions for our customers. So it'll be a balance there, Jim.

Jim Cramer: Excellent. That makes a ton of sense. I want to thank Phil Brace, who is the CEO of Skyworks Solutions, a company I've long followed and wanted a merger like this. And here it is, Phil, thank you for coming on the show.

Phil Brace: Thanks, Jim. Appreciate it. Talk to you soon.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Mergers, Skyworks intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Skyworks’ common stock to be issued in the Mergers and a joint proxy statement for Skyworks’ and Qorvo’s respective stockholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to stockholders of Skyworks and Qorvo. Each of Skyworks and Qorvo may also file with or furnish to the SEC other relevant documents regarding the Mergers. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Skyworks or Qorvo may mail to their respective stockholders in connection with the Mergers.

INVESTORS AND SECURITY HOLDERS OF SKYWORKS AND QORVO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGERS OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com. These documents filed with the SEC are also available for free to the public at the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Skyworks, Qorvo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Skyworks and Qorvo in connection with the Mergers under the rules of the SEC.

Information about the interests of the directors and executive officers of Skyworks and Qorvo and other persons who may be deemed to be participants in the solicitation of stockholders of Skyworks and Qorvo in connection with the Mergers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about Skyworks’ directors and executive officers and their ownership of Skyworks’ common stock is set forth in Skyworks’ proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 28, 2025. To the extent that holdings of Skyworks’ securities have changed since the amounts printed in Skyworks’ proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Information about Qorvo’s directors and executive officers and their ownership of Qorvo’s common stock is set forth in Qorvo’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 26, 2025. To the extent that holdings of Qorvo’s securities have changed since the amounts printed in Qorvo’s proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 and Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC.

Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Skyworks’ and Qorvo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Skyworks and Qorvo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of Skyworks’ and Qorvo’s businesses and other conditions to the completion of the proposed transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Skyworks and Qorvo; (iii) Skyworks’ and Qorvo’s ability to implement their business strategies; (iv) pricing trends; (v) potential litigation relating to the proposed transaction that could be instituted against Skyworks, Qorvo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Skyworks’ or Qorvo’s business, including current plans and operations; (vii) the ability of Skyworks or Qorvo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Skyworks’ common stock; (x) legislative, regulatory and economic developments affecting Skyworks’ and Qorvo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Skyworks and Qorvo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Skyworks’ or Qorvo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Skyworks’ or Qorvo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Skyworks’ and Qorvo’s response to any of the aforementioned factors; and (xvi) failure to receive the approval of the stockholders of Skyworks and Qorvo. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the U.S. Securities and Exchange Commission in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Skyworks’ or Qorvo’s consolidated financial condition, results of operations or liquidity. Neither Skyworks nor Qorvo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.